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SEC 19008016

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SEC Mail Processing Section

MAR 01 2019

Washington DC 408

SEC FILE NUMBER
8-67785

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 8th Floor

(No and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe 732-713-5023

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

278 Rte 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMJ

OATH OR AFFIRMATION

I, Laurence Smith and Markus Schmalhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixpoint Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner Chief Financial Officer

Title

Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

SIXPOINT PARTNERS LLC
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2018

CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sixpoint Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sixpoint Partners LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sixpoint Partners LLC's management. Our responsibility is to express an opinion on Sixpoint Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sixpoint Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Sixpoint Partners LLC financial statements. The supplemental information is the responsibility of Sixpoint Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Sixpoint Partners LLC auditor since 2018.
Matawan, NJ
February 27, 2019

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets:	
Cash and cash equivalents	$ 2,432,437
Accounts receivable	8,533,063
Unbilled reimbursable expenses	169,996
Pre-paid expenses	11,172
Total Current Assets	11,146,668
Furniture and equipment, net of accumulated depreciation of $97,626	56,242
Accounts receivable, long-term	6,620,447
Other assets	331,584
Security deposits	91,524
TOTAL ASSETS	$ 18,246,465

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable	$ 38,064
Credit card payable	58,487
Accrued expenses	437,228
Other current liabilities	34,214
Total Current Liabilities	567,993
Members' Capital	17,678,472
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 18,246,465

The accompanying notes are an integral part of these consolidated financial statements

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Income:	
Placement fees	$ 15,931,133
Interest income, trade	276,741
Total income	16,207,874
Expenses:	
Employee compensation and benefits	7,633,824
Occupancy	503,720
Other expenses	401,496
Outside contractors	314,511
Professional fees	149,556
Technology and communications	125,974
Regulatory fees and expenses	102,689
Total expenses	9,231,770
Income from operations	6,976,104
Interest and dividend income	14,644
Income before income taxes	6,990,748
Provision for unincorporated business tax	310,785
Net income	$ 6,679,963

The accompanying notes are an integral part of these consolidated financial statements

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017	$ 15,606,009
Capital contributions	-
Net income	6,679,963
Capital withdrawals and distributions	(4,607,500)
Balance, December 31, 2018	$ 17,678,472

The accompanying notes are an integral part of these consolidated financial statements

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net income	$ 6,679,963
Depreciation	16,331
Increase/(decrease) in cash due to change in:	
Accounts receivable and other assets	(1,701,710)
Accounts payable and other liabilities	465,701
Net cash provided by operating activities	5,460,285
Cash flows from investing activities:	
Loan to SP Capital	(235,000)
Net cash used by investing activities	(235,000)
Cash flows from financing activities:	
Capital contributions	-
Capital distributions	(4,607,500)
Net cash used by financing activities	(4,607,500)
Net increase in cash	617,785
Cash and cash equivalents, beginning of year	1,814,652
Cash and cash equivalents, end of year	$ 2,432,437

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ 310,785
Interest	-

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Sixpoint Partners LLC, a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds. Sixpoint Partners Asia Limited, a wholly-owned entity located in Hong Kong, became operational in 2016 and is engaged in originating and distributing funds within Asia and cross-border.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identity the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probably that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Revenue is recorded on an accrual basis. Revenue received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the year end. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Long-term Accounts Receivable

The Company finances certain long term contracts with clients over two to three years. At December 31, 2018, the Company has not experienced any significant change in these receivables and no realization of losses on balances outstanding at year-end.

Depreciation

Depreciation is computed using the straight line method based on useful lives of seven to ten years for furniture and fixtures, and three to seven years for equipment.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

NOTE 4 - FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's management at the year-end has reviewed their assets and liabilities and in their opinion the book value is the same as estimated fair value at December 31, 2018.

NOTE 4 - CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 4 - CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2018, the Company had net capital of $1,373,274 which exceeds requirements by $1,339,266. The Company's net capital ratio was .37 to 1.00

NOTE 5 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 6 - INCOME TAXES

The Company has elected to be taxed as a partnership and federal and state income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return. The Company is required to record unincorporated business tax imposed by New York City.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2018, the Company does not believe that it has taken any positions that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. As of December 31, 2018, tax years dating back to 2015 remain open for examination by both federal and state taxing authorities.

NOTE 7 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2018, the Company made $72,921 of matching contributions.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents are insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC"). Risk is managed by maintaining all significant balances in high quality financial institutions.

NOTE 9 - COMMITMENTS

The Company's leases for office space expire between 2019 and 2021 and include escalation provisions covering taxes and operating expenses. Future minimum rental payments are as follows:

	2019	$298,008
	2020	81,651
	2021	24,843
Total		$404,502

NOTE 10 - RELATED PARTY

The Company has an expense sharing agreement with an entity, SP Capital, that is controlled by the operating partners of the Company. During 2018 the Company received payments of $256,686 related to this agreement. As of December 31, 2018, SP Capital owed the Company a total of $329,598.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019 the date the consolidated financial statements were available to be issued. No material events have occurred subsequent to the balance sheet date through February 27, 2019 that would require adjustment or disclosure in the consolidated financial statements.

SCHEDULE I

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

Total consolidated members' capital	$ 17,678,472
Deductions, non-liquid assets	(16,305,198)
Net capital	$1,373,274

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and other liabilities	$ 510,110
Aggregate indebtedness	$ 510,110

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 34,008
Excess net capital	$ 1,339,266
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 1,322,263
Percentage of aggregate indebtedness to net capital	37.15%
Ratio: Aggregate indebtedness to net capital	.37 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2018):

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2018.

SIXPOINT PARTNERS LLC

SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

DECEMBER 31, 2018

SCHEDULE II

SIXPOINT PARTNERS LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2018

The Company is exempt from Rule 15c3-3 under (k)(2)(i) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2018, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sixpoint Partners LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Sixpoint Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sixpoint Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Sixpoint Partners LLC stated that Sixpoint Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sixpoint Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sixpoint Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 27, 2019

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

SIXPOINT PARTNERS LLC
RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2018

Sixpoint Partners LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year without exception.

SIXPOINT PARTNERS LLC

I, Laurence Smith, Partners, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Laurence Smith, Partner

Feb 28, 2019
Date

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Sixpoint Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Sixpoint Partners LLC and the SIPC, solely to assist you and SIPC in evaluating Sixpoint Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Sixpoint Partners LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sixpoint Partners LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sixpoint Partners LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 27, 2019

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559